ASANKO GOLD TO RELEASE EXPANDED MINE FEASIBILITY REPORT;
REFUTES MUDDY WATERS SHORT REPORT

Vancouver, British Columbia, May 31, 2017 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) today reiterated prior disclosure regarding the strength of its gold mining business and pipeline of growth projects and strongly advised shareholders to disregard a short report issued today.

Asanko received a copy of the report, issued by short-seller Muddy Waters LLC. Asanko states that there is no merit to the negative assertions about Asanko in the report.

Asanko reaffirmed plans for a June 5, 2017 release of its Expansion Definitive Feasibility Study that details the Company’s organic growth pipeline and confirms the strong cash generating capability of an expanded Asanko Gold Mine. The study was prepared by internationally recognized independent Qualified Persons as required under Canadian securities laws.

“The Asanko Gold Mine is a robust business and we look forward to showcasing this during our June 5th presentation,” said Peter Breese, President and CEO. “The side wall issue was previously disclosed and has not materially impacted our ability to operate. We maintain our production guidance of 230,000-240,000 ounces for 2017, which we continue to expect will generate between US$64-US$77 million in cash this year assuming $1,200/oz gold. The short report has no merit and our upcoming Expansion Definitive Feasibility Study will by itself provide a complete rebuttal to Muddy Water’s technical claims and will also make other information available to refute the non-technical allegations.”

Importantly, Asanko notes the following:

  As previously disclosed in our Management Discussion and Analysis dated May 2, 2017, there was no impact on either production or safety resulting from a partial failure on the western wall of the Nkran pit. Asanko has put various mitigation measures in place as part of its original mine plan. These mitigation measures include a dual ramp system, a slope stability radar and an on-surface ore stockpile in excess of 1.5 million tonnes, all of which have been instrumental in maintaining production. There is no merit to claims to the contrary by the short seller.

  As previously disclosed in our Management Discussion and Analysis dated May 2, 2017, the current pit bottom contains an inventory of pre-developed ore reserves of 166,000 ounces of gold based on the new resource model by the mining consultant CSA Global. This inventory will enable Nkran to meet its production plan through to the first quarter of 2018. During this period Asanko is continuing with the mining of its scheduled pushback on the Western limb of the pit, which will facilitate continuous areas of ore supply into the future in line with Nkran’s life of mine plan. Accordingly, there is no need for a $115 million pushback expense, as speculated by Muddy Waters.

  Asanko’s President and CEO Peter Breese and Chairman Colin Steyn have regularly purchased Asanko shares and have not sold any Asanko shares. The 2015 transaction referred to in the Muddy Waters report was nothing more than a change of indirect to direct holdings amongst shareholders within a private company.

As previously disclosed, Asanko intends to provide a detailed presentation to analysts and investors immediately following the disclosure of the Expansion Definitive Feasibility Study. The presentation is scheduled to take place in Toronto at 8:00 a.m. on Monday, June 5, 2017. There will also be an accompanying conference call and webcast so that all investors can attend in real time. Details below.

Toronto Presentation
Monday, June 5, 2017 at 8:00 am EDT
Belgravia Room, Omni King Edward Hotel
To attend, please arrive by 7.45am and RSVP to alex.buck@asanko.com

Conference Call & Webcast Details:
Monday, June 5, 2017 at	8:00 am EDT
US/Canada Toll Free:	1 888 225 8011
UK Toll Free:	0800 496 1093
International:	+1 303 223 4384

Webcast:

Please click on the link: https://cc.callinfo.com/r/183fpsaijbtsj&eom

Replay
A recorded playback will be available approximately two hours after the call until July 4, 2017:
US/Canada Toll Free:	1 800 558 5253
International:	+1 416 626 4100
Passcode:	21852384

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Ryan Walchuck, VP Corporate Development and Investor Relations
Telephone: +1-778-986-2000
Email: ryan.walchuck@asanko.com

Qualified Persons Statements
Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng.)who is the Asanko Qualified Person under NI 43-101 who assumes responsibility for the technical contents of this news release.

Forward-Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.